UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Aeglea BioTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773J103

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

March 16, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00773J103	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,901,190 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,901,190 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,901,190 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 1,488,462 shares of Common Stock (“Common Stock”) of Aeglea BioTherapeutics, Inc. (the “Issuer”) issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of non-qualified options to purchase Common Stock of the Issuer (“Stock Options”).
(2)	Based on 48,015,892 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 18, 2021.

CUSIP No. 00773J103	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,901,190 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,901,190 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,901,190 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 1,488,462 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 48,015,892 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 18, 2021.

CUSIP No. 00773J103	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,901,190 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,901,190 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,901,190 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,488,462 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 48,015,892 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 18, 2021.

CUSIP No. 00773J103	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,901,190 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,901,190 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,901,190 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,488,462 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 5 and subject to the limitations as described therein) directly held by the Funds (as defined below) and 2,622 shares of Common Stock issuable upon exercise of Stock Options.
(2)	Based on 48,015,892 shares of Common Stock of the Issuer outstanding as of March 12, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 18, 2021.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of the Pre-Funded Warrants (as defined below), subject to the limitation on exercise described below.

Name	Common Stock	February 2019 Pre- Funded Warrants	April 2020 Pre- Funded Warrants
667, L.P.	315,516	315,047	996,358
Baker Brothers Life Sciences, L.P.	3,094,590	3,434,953	10,863,970
Total	3,410,106	3,750,000	11,860,328

The Funds hold warrants to purchase shares of Common Stock that were issued on February 8, 2019 (the “February 2019 Pre-Funded Warrants”) in the amounts disclosed in the table above that are exercisable on a 1-for-1 basis into Common Stock, subject to the terms of the February 2019 Pre-Funded Warrants. Subject to the Maximum Percentage limitation described in the following sentence, the February 2019 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the February 2019 Pre-Funded Warrants). February 2019 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “February 2019 Warrant Maximum Percentage”), which currently is 9.9%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the February 2019 Warrant Maximum Percentage by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.

The Funds hold warrants to purchase shares of Common Stock that were issued on April 30, 2020 (the “April 2020 Pre-Funded Warrants”, and together with the February 2019 Pre-Funded Warrants, the “Pre-Funded Warrants”) in the amounts disclosed in the table above that are exercisable on a 1-for-1 basis into Common Stock, subject to the terms of the April 2020 Pre-Funded Warrants. Subject to the Maximum Percentage limitation described in the following sentence, the April 2020 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the April 2020 Pre-Funded Warrants). April 2020 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “April 2020 Warrant Maximum Percentage”), which currently is 9.9%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the April 2020 Warrant Maximum Percentage, but not in excess of 19.99%, by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.

As a result of the above restrictions, the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

Sara Brownstein serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. Ms. Brownstein serves on the Board’s Nominating Committee. Ms. Brownstein holds 47,200 options to purchase Common Stock (“Stock Options”) that have an exercise price of $7.11 per share, which vest in 36 equal monthly installments beginning on March 23, 2021, subject to Ms. Brownstein’s continuing service on the Board on each vesting date. The Stock Options expire on February 22, 2031.

The policy of the Adviser to the Funds does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Brownstein will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed herein and in our previous Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

Registration Rights Agreement

On March 16, 2021, the Funds entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the conversion of any securities of the Issuer that are now held or are hereafter acquired by the Funds (the “Registrable Securities”).

Under the Registration Rights Agreement, following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering Registrable Securities held by the Funds (the “Resale Registration Shelf”), and to use its reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings and eight block trades in total and no more than two underwritten offerings or block trades in any twelve-month period, to effect the sale or distribution of their Registrable Securities, subject to specified exceptions, conditions and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Registration Rights Agreement, by and among Aeglea BioTherapeutics, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of March 16, 2021 (incorporated by reference to Exhibit 4.5 to the Issuer’s 10-K, filed with the SEC on March 18, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker